



10016105

6 August 2010



RECEIVED

2010 AUG 10 A 8:45

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements and media releases:-

1) NOL Group Unaudited Quarterly Financial Information for the 2nd Quarter ended 25 June 2010

2) Press Release on NOL Group Unaudited Quarterly Financial Information for the 2nd Quarter ended 25 June 2010

3) Presentation on NOL Group Unaudited Quarterly Financial Information for the 2nd Quarter ended 25 June 2010 by NOL Group President & Chief Executive Officer and NOL Group Deputy President & Chief Financial Officer

Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
KW/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Q2 2010 Results) - 6Aug10.DOC

dlw 8/10





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Second Quarter Results * Financial Statement And Related Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Looi Lee Hwa (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	06-Aug-2010 07:25:19
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	25-06-2010

Description	Unaudited Quarterly Financial Information for the 2nd Quarter ended 25 June 2010.

Attachments

- NOL_Q2_2010_Results_Financial.pdf
- NOL_Q2_2010_Results_Press_Release.pdf
- NOL_Q2_2010_Results_Presentation.pdf

Total size = **455K**
(2048K size limit recommended)

Close Window



NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 2nd Quarter Ended 25 June 2010

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2010 US$'000	YTD 2009 US$'000	% Increase/ (Decrease)	Q2 2010 US$'000	Q2 2009 US$'000	% Increase/ (Decrease)
Revenue	4,218,654	2,931,209	44	2,120,517	1,388,340	53
Cost of sales	(3,848,303)	(2,978,176)	29	(1,839,210)	(1,371,027)	34
Gross profit/(loss)	370,351	(46,967)	N/M	281,307	17,313	1,525
Other gains (net)						
- Miscellaneous	4,186	8,661	(52)	2,262	3,975	(43)
- Finance and investment income	1,557	2,582	(40)	669	1,661	(60)
Expenses						
- Administrative	(307,422)	(286,850)	7	(150,059)	(137,490)	9
- Finance	(31,686)	(32,627)	(3)	(16,299)	(18,116)	(10)
- Other operating	(14,270)	(19,585)	(27)	(9,240)	(7,770)	19
Share of results of associated companies	1,797	440	308	1,059	231	358
Share of results of joint ventures	730	164	345	198	(765)	N/M
Profit/(loss) before income tax	25,243	(374,182)	N/M	109,897	(140,961)	N/M
Income tax expense	(22,032)	(16,275)	35	(9,487)	(5,310)	79
Net profit/(loss) for the financial period	3,211	(390,457)	N/M	100,410	(146,271)	N/M
Net profit/(loss) attributable to:						
Equity holders of the Company	1,203	(390,836)	N/M	99,694	(146,241)	N/M
Non-controlling interest	2,008	379	430	716	(30)	N/M
	3,211	(390,457)	N/M	100,410	(146,271)	N/M

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2010 US$'000	YTD 2009 US$'000	% Increase/ (Decrease)	Q2 2010 US$'000	Q2 2009 US$'000	% Increase/ (Decrease)
(A) Other Income Including Interest Income	4,542	6,384	(29)	1,608	3,144	(49)
(B) Interest on Borrowings	(17,248)	(24,190)	(29)	(7,981)	(11,615)	(31)
(C) Depreciation and Amortisation	(141,975)	(142,963)	(1)	(65,732)	(65,896)	(0)
(D) Allowance for Doubtful Debts and Bad Debts Written Off	(1,490)	(6,563)	(77)	(1,130)	(3,961)	(71)
(E) (Write-off)/ Write-back of Provision for Impairment in Value of Investments	(4)	10	N/M	(3)	-	N/M
(F) Foreign Exchange (Loss)/ Gain	(6,606)	1,227	N/M	(5,482)	2,309	N/M
(G) Adjustment for Over/(Under) Provision for Tax in Prior Years	775	75	933	(217)	250	N/M
(H) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	972	4,580	(79)	1,214	1,817	(33)
(I) (Write-off)/ Write-back of Inventories	(416)	41	N/M	24	28	(14)

1.(a)(iii) Consolidated Statement of Comprehensive Income

	Group		Group	
	YTD 2010 US$'000	YTD 2009 US$'000	Q2 2010 US$'000	Q2 2009 US$'000
Net profit/(loss) for the financial period	3,211	(390,457)	100,410	(146,271)
Other comprehensive income:				
Fair value (losses)/gains on cash flow hedges	(38,295)	172,507	(39,563)	139,392
Fair value (gains)/losses on cash flow hedges transferred to the income statement	(45,068)	36,160	(11,674)	(17,304)
Fair value gains/(losses) on available-for-sale financial asset	41	(74)	15	(22)
Currency translation differences	(908)	(376)	(2,131)	6,033
Tax on fair value losses and gains	(316)	893	(488)	(278)
Other comprehensive (loss)/income for the financial period, net of tax	(84,546)	209,110	(53,841)	127,821
Total comprehensive (loss)/income for the financial period	(81,335)	(181,347)	46,569	(18,450)
Total comprehensive (loss)/income attributable to:				
Equity holders of the Company	(83,402)	(181,877)	45,977	(18,566)
Non-controlling interest	2,067	530	592	116
	(81,335)	(181,347)	46,569	(18,450)

N/M: Not meaningful

1.(b)(i) **Balance Sheets**

	Group			Company		
	25 June 2010 US$'000	25 Dec 2009 US$'000	% Increase/ (Decrease)	25 June 2010 US$'000	25 Dec 2009 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	443,940	333,048	33	1,713	17,044	(90)
Trade and other receivables [1]	1,059,789	814,718	30	1,615,627	1,620,619	(0)
Inventories at cost	241,270	197,208	22	-	-	0
Derivative financial instruments	13,133	88,681	(85)	1,227	2,603	(53)
Other current assets	108,189	70,468	54	2,895	2,191	32
Total current assets	1,866,321	1,504,123	24	1,621,462	1,642,457	(1)
Non-current Assets						
Investments in subsidiaries	-	-	0	999,595	994,695	0
Investments in associated companies	42,264	40,216	5	-	1	(100)
Investments in joint ventures	27,797	27,107	3	-	-	0
Available-for-sale financial asset	72	31	132	-	-	0
Property, plant and equipment	3,448,121	3,509,266	(2)	483,893	455,066	6
Investment properties	13,157	9,230	43	-	-	0
Deferred charges	9,410	9,268	2	30	35	(14)
Intangible assets	25,853	29,142	(11)	64	78	(18)
Goodwill arising on consolidation	129,095	129,095	0	-	-	0
Deferred income tax assets	4,106	5,177	(21)	-	-	0
Derivative financial instruments	-	670	(100)	-	-	0
Other non-current assets	74,426	77,225	(4)	1,437	1,719	(16)
Total non-current assets	3,774,301	3,836,427	(2)	1,485,019	1,451,594	2
TOTAL ASSETS	5,640,622	5,340,550	6	3,106,481	3,094,051	0
LIABILITIES						
Current Liabilities						
Trade and other payables	1,066,489	1,009,918	6	140,910	129,833	9
Current income tax liabilities	53,464	42,498	26	17,578	17,088	3
Borrowings	21,369	20,975	2	722	710	2
Provisions	61,475	76,354	(19)	-	9	(100)
Deferred income	423	333	27	-	-	0
Derivative financial instruments	28,516	9,744	193	1,227	2,603	(53)
Other current liabilities [2]	289,879	198,368	46	-	-	0
Total current liabilities	1,521,615	1,358,190	12	160,437	150,243	7
Non-current Liabilities						
Borrowings	1,130,090	918,831	23	-	-	0
Provisions	127,677	126,047	1	-	-	0
Deferred income	811	659	23	-	-	0
Deferred income tax liabilities	22,266	25,155	(11)	10,699	10,939	(2)
Derivative financial instruments	7,854	-	N/M	-	-	0
Other non-current liabilities	71,710	71,478	0	-	-	0
Total non-current liabilities	1,360,408	1,142,170	19	10,699	10,939	(2)
TOTAL LIABILITIES	2,882,023	2,500,360	15	171,136	161,182	6
NET ASSETS	2,758,599	2,840,190	(3)	2,935,345	2,932,869	0
EQUITY						
Share capital	1,818,939	1,815,479	0	1,818,939	1,815,479	0
Treasury shares	(5,216)	(5,216)	0	(5,216)	(5,216)	0
	1,813,723	1,810,263	0	1,813,723	1,810,263	0
Shares held by employee benefit trust	(3,220)	(2,989)	8	-	-	0
Treasury shares reserve	(1,195)	(1,195)	0	(1,195)	(1,195)	0
Retained earnings	879,010	877,807	0	1,085,469	1,085,061	0
Other reserves	26,738	112,733	(76)	37,348	38,740	(4)
Capital and reserves attributable to equity holders of the Company	2,715,054	2,796,619	(3)	2,935,345	2,932,869	0
Non-controlling interest	43,545	43,571	(0)	-	-	0
TOTAL EQUITY	2,758,599	2,840,190	(3)	2,935,345	2,932,869	0
Net current assets	344,706	145,933	136	1,461,025	1,492,214	(2)

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

N/M: Not meaningful

1.(b)(ii) Borrowings

The Group as at 25 June 2010	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable on or before 1 July 2011, or on demand	11,751	1,125	8,493	21,369
Amount repayable in:				
29 June 2012	11,287	-	7,831	19,118
28 June 2013	12,913	-	7,763	20,676
27 June 2014	13,348	650,000	8,257	671,605
26 June 2015	12,692	-	8,804	21,496
Thereafter	40,231	95,443	261,521	397,195
	102,222	746,568	302,669	1,151,459

As at 25 December 2009	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2010, or on demand	11,485	1,176	8,314	20,975
Amount repayable in :				
FY 2011	11,044	-	8,260	19,304
FY 2012	12,031	-	7,559	19,590
FY 2013	13,058	400,000	8,006	421,064
FY 2014	12,422	30,000	8,514	50,936
Thereafter	46,986	95,064	265,887	407,937
	107,026	526,240	306,540	939,806

The bank loans and finance lease liabilities are secured mainly on vessels.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group as at 25 June 2010	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of FY 2010	393,368	8,339	42,776	13,376	29,909	487,768
Amount repayable in :						
FY 2011	657,923	15,191	87,774	21,892	51,492	834,272
FY 2012	583,474	15,191	84,431	18,058	42,740	743,894
FY 2013	493,396	15,191	80,194	13,392	29,232	631,405
FY 2014	388,270	15,191	80,038	9,462	18,764	511,725
Thereafter	904,942	32,700	815,106	2,911	25,813	1,781,472
	3,421,373	101,803	1,190,319	79,091	197,950	4,990,536

As at 25 December 2009	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2010	760,057	410	87,531	27,064	56,500	931,562
Amount repayable in :						
FY 2011	648,647	-	87,714	21,698	43,559	801,618
FY 2012	583,427	-	84,504	17,992	35,924	721,847
FY 2013	493,348	-	80,352	13,324	26,697	613,721
FY 2014	388,270	-	80,199	9,471	17,434	495,374
Thereafter	892,023	-	815,612	2,938	23,671	1,734,244
	3,765,772	410	1,235,912	92,487	203,785	5,298,366

1.(c) Consolidated Cash Flow Statement

	Group			
	YTD 2010	YTD 2009	Q2 2010	Q2 2009
	US$'000	US$'000	US$'000	US$'000
Cash Flows from Operating Activities				
Profit/(loss) before income tax	25,243	(374,182)	109,897	(140,961)
Adjustments for :				
Depreciation and amortisation	141,975	142,963	65,732	65,896
Fair value losses on hedges	492	899	284	1,033
Premium on bunker call options	13,814	55,146	2,585	29,379
Premium on interest rate collars	4,970	1,707	4,268	1,707
Interest expense	17,248	24,190	7,981	11,615
Interest income	(1,557)	(2,500)	(669)	(1,069)
Share-based compensation costs	1,535	3,404	474	1,459
Net write-off/(write-back) of inventories	416	(41)	(24)	(28)
Write-off/(Write-back) of intangible assets	47	-	(2)	-
Fair value losses/(gains) on shares held by employee benefit trust	836	451	(325)	221
Net profit on disposal of property, plant and equipment	(996)	(4,470)	(1,238)	(1,817)
Net loss/ (profit) on disposal of other assets	24	(110)	24	-
Net (write-back)/provision for impairment of assets	(275)	13	17	11
Net provision for liabilities	7,684	8,075	4,581	2,444
Share of results of associated companies	(1,797)	(440)	(1,059)	(231)
Share of results of joint ventures	(730)	(164)	(198)	765
Unrealised translation losses/(gains)	1,876	614	(1,275)	1,895
Operating cash flow before working capital changes	210,805	(144,445)	191,053	(27,681)
Changes in operating assets and liabilities				
Receivables and other assets	(279,230)	111,493	(179,767)	(35,512)
Inventories	(44,478)	3,521	(21,347)	(34,761)
Payables	123,449	(179,776)	131,730	3,362
Cash generated from/(used in) operations	10,546	(209,207)	121,669	(94,592)
Interest paid	(16,296)	(27,002)	(5,653)	(9,129)
Interest received	1,623	2,391	740	1,269
Net income tax paid	(13,052)	(15,477)	(7,681)	(7,424)
Net cash (outflow)/inflow from operating activities	(17,179)	(249,295)	109,075	(109,876)
Cash Flows from Investing Activities				
Investment in an associated company	(3,177)	(3,663)	(3,177)	(3,663)
Net proceeds from loans receivable	460	485	8	478
Additions in other non-current investments	(223)	-	-	-
Purchase of property, plant and equipment	(86,178)	(26,167)	(56,142)	(12,349)
Purchase of intangible assets	(387)	(1,598)	(201)	(1,475)
Proceeds from disposal of property, plant and equipment	10,301	19,277	4,572	9,334
Proceeds from disposal of other assets	25	225	25	-
Net cash outflow from investing activities	(79,179)	(11,441)	(54,915)	(7,675)
Cash Flows from Financing Activities				
Proceeds from borrowings	300,000	483,418	-	299,998
Net cash inflow/(outflow) contributed by employee benefit trust	12	(281)	(186)	(89)
Dividends paid to equity holders	-	(39,246)	-	(39,246)
Dividends paid to non-controlling interest	(2,093)	(2,373)	(2,093)	(100)
Proceeds from issue of new ordinary shares	533	57	317	57
Repayment of borrowings	(89,327)	(19,603)	(4,344)	(2,239)
Payment of costs incurred in connection with long term financing	(1,875)	(5,550)	(1,875)	-
Net cash inflow/(outflow) from financing activities	207,250	416,422	(8,181)	258,381
Net increase in cash and cash equivalents	110,892	155,686	45,979	140,830
Cash and cash equivalents at beginning of financial period	333,048	429,219	397,961	444,075
Cash and cash equivalents at end of financial period	443,940	584,905	443,940	584,905

1.(d)(i) Statement of Changes in Equity

	Capital and reserves attributable to equity holders of the Company							
GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Non-controlling interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 26 December 2009	1,815,479	(5,216)	(2,989)	(1,195)	877,807	112,733	43,571	2,840,190
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,061	-	1,061
- new shares issued	3,017	-	-	-	-	(2,801)	-	216
Sale of shares by employee benefit trust	-	-	201	-	-	-	-	201
Total comprehensive (loss)/income for the financial period	-	-	-	-	(98,491)	(30,888)	1,475	(127,904)
Balance at 2 April 2010	1,818,496	(5,216)	(2,788)	(1,195)	779,316	80,105	45,046	2,713,764
Dividends to non-controlling interest	-	-	-	-	-	-	(2,093)	(2,093)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	474	-	474
- new shares issued	443	-	-	-	-	(126)	-	317
Purchase of shares by employee benefit trust	-	-	(432)	-	-	-	-	(432)
Total comprehensive income/(loss) for the financial period	-	-	-	-	99,694	(53,717)	592	46,569
Balance at 25 June 2010	1,818,939	(5,216)	(3,220)	(1,195)	879,010	26,736	43,545	2,758,599

	Capital and reserves attributable to equity holders of the Company							
GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Non-controlling interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591
Dividends to non-controlling interest	-	-	-	-	-	-	(2,273)	(2,273)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,945	-	1,945
- new shares issued	4,552	-	-	-	-	(4,552)	-	-
Purchase of shares by employee benefit trust	-	-	(363)	-	-	-	-	(363)
Total comprehensive (loss)/income for the financial period	-	-	-	-	(244,595)	81,284	414	(162,897)
Balance at 3 April 2009	849,931	(5,216)	(1,776)	(1,195)	1,413,267	43,804	42,188	2,341,003
Dividends to equity holders	-	-	-	-	(39,246)	-	-	(39,246)
Dividends to non-controlling interest	-	-	-	-	-	-	(100)	(100)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,459	-	1,459
- new shares issued	71	-	-	-	-	(14)	-	57
Purchase of shares by employee benefit trust	-	-	(648)	-	-	-	-	(648)
Sale of nil-paid rights by employee benefit trust	-	-	225	-	-	-	-	225
Total comprehensive (loss)/income for the financial period	-	-	-	-	(146,241)	127,675	116	(18,450)
Balance at 26 June 2009	850,002	(5,216)	(2,199)	(1,195)	1,227,780	172,924	42,204	2,284,300

1.(d)(i) **Statement of Changes in Equity (continued)**

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 26 December 2009	1,815,479	(5,216)	(1,195)	1,085,061	38,740	2,932,869
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,061	1,061
- new shares issued	3,017	-	-	-	(2,801)	216
Total comprehensive income for the financial period	-	-	-	199	-	199
Balance at 2 April 2010	1,818,496	(5,216)	(1,195)	1,085,260	37,000	2,934,345
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	474	474
- new shares issued	443	-	-	-	(126)	317
Total comprehensive income for the financial period	-	-	-	209	-	209
Balance at 25 June 2010	1,818,939	(5,216)	(1,195)	1,085,469	37,348	2,935,345

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,945	1,945
- new shares issued	4,552	-	-	-	(4,552)	-
Total comprehensive loss for the financial period	-	-	-	(8,061)	-	(8,061)
Balance at 3 April 2009	849,931	(5,216)	(1,195)	927,243	34,413	1,805,176
Dividends to equity holders	-	-	-	(39,246)	-	(39,246)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,459	1,459
- new shares issued	71	-	-	-	(14)	57
Total comprehensive income for the financial period	-	-	-	199,159	-	199,159
Balance at 26 June 2009	850,002	(5,216)	(1,195)	1,087,156	35,858	1,966,605

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

Issued and paid up capital
As at 25 June 2010, the Company's issued and paid-up capital (including treasury shares) comprised 2,582,463,037 (25 December 2009: 2,580,624,970) ordinary shares. The Company's issued and paid-up capital (excluding treasury shares) comprised 2,580,736,320 (25 December 2009: 2,578,898,253) ordinary shares.

Share options
As at 25 December 2009, there were 50,448,472 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 6 months ended 25 June 2010, 570,447 share options were exercised to take up unissued shares of the Company at the subscription price of between S$1.05 and S$2.10 per share, 498,390 options had expired and 686,536 options were cancelled.

As at 25 June 2010, options to subscribe for 48,693,099 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 25 December 2009, there were 1,955,651 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the 6 months ended 25 June 2010, 1,267,620 performance shares were vested on 2 January 2010 and 6,777 were cancelled.

As at 25 June 2010, 681,254 performance shares remain outstanding under the NOL PSP.

Treasury shares
As at 25 December 2009, there were 1,726,717 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the 6 months ended 25 June 2010, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

In addition, no shares were purchased for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 25 June 2010, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. **Basis of Preparation**

The preparation of the second quarter 2010 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 25 June 2010 and the reported amounts of revenue and expenses during the financial period from 26 December 2009 to 25 June 2010. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. **Negative Assurance Confirmation by the Board Pursuant to Rule 705(5) of the Listing Manual**

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the second quarter ended 25 June 2010 to be false or misleading in any material aspect.

On behalf of the board of directors

CHRISTOPHER LAU
Director

RONALD WIDDOWS
Director

Dated this 6 August 2010

4. **Audit or Review of Figures**

The figures have not been audited or reviewed by our auditors.

5. **Auditors' Report (including any qualifications or emphasis of matter)**

N.A.

6. **Contingent Liability**

The 2005 and 2006 U.S. federal income tax returns of APL Limited, a subsidiary of the Group, have been under income tax audit by the US Internal Revenue Service ("IRS"). In July 2010, APL Limited received Notices of Proposed Adjustment (the "Notices") from the IRS audit team, proposing certain adjustments related to (1) different interpretations of tax legislation under the US tonnage tax regime and (2) transfer pricing matters. The Notices are an IRS audit team's proposal and not an assessment from the IRS. Such notices are used by the IRS to summarize proposed adjustments such that the taxpayer is given an opportunity to understand the IRS' initial position and provide a response to the IRS audit team. The Group has and will continue to engage with the IRS and defend its tax return position.

Given the preliminary nature of the proposed adjustments, the Group is not able to determine with certainty the ultimate outcome with the IRS or the quantum of additional income tax which may be imposed on APL Limited, if any.

7. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 8(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 25 December 2009.

8.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 26 December 2009, the Group and the Company adopted/early adopted the new or revised Singapore Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS"), which are effective for the financial period beginning on or after 1 July 2009 or 1 January 2010.

The following are the FRS and INT FRS that are relevant to the Group and the Company:

FRS 27 (revised)	: Consolidated and Separate Financial Statements (effective for annual periods beginning on or after 1 July 2009)
FRS 103 (revised)	: Business Combinations (effective for annual periods beginning on or after 1 July 2009)
Amendments to FRS 39	: Financial Instruments: Recognition and Measurement - Eligible Hedged Items (effective for annual periods beginning on or after 1 July 2009)
Amendments to FRS 102	: Share-based Payment: Group Cash-settled Share-based Payment Transactions (effective for annual periods beginning on or after 1 January 2010)
INT FRS 117	: Distributions of Non-cash Assets to Owners (effective for annual periods beginning on or after 1 July 2009)
INT FRS 118	: Transfer of Assets to Customers (effective for annual periods beginning on or after 1 July 2009)

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company, except as discussed below:

1) FRS 27 (revised) Consolidated and Separate Financial Statements

The Group has adopted FRS 27 (revised) prospectively to transactions with non-controlling interest from 26 December 2009.

FRS 27 (revised) requires the effects of all transactions with non-controlling interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in the income statement.

2) FRS 103 (revised) Business Combinations

The Group has adopted FRS 103 (revised) prospectively to all business combinations from 26 December 2009.

FRS 103 (revised) continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed.

8.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

9.

GROUP	YTD 2010	YTD 2009 (Restated) [3]	Q2 2010	Q2 2009 (Restated) [3]
Earnings/ (Loss) per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)				
a) Based on the weighted average number of ordinary shares on issue	0.05 US cts	(23.98 US cts)	3.87 US cts	(8.97 US cts)
b) On a fully diluted basis (detailing any adjustments made to the earnings)	0.05 US cts	(23.98 US cts)	3.85 US cts	(8.97 US cts)

[3] Restated for effects of the Rights Issue.

10. Net Asset Value

	Group			Company		
	25 June 2010 US$	25 Dec 2009 US$	Inc / (Dec) %	25 June 2010 US$	25 Dec 2009 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	1.05	1.08	(2.78)	1.14	1.14	0.00

11. Review of the Performance of the Group

Income Statement:

YTD 2010 vs YTD 2009
NOL Group achieved revenue of US$4.22 billion (YTD 2009: US$2.93 billion), an increase of US$1.29 billion or 44% year-on-year (YoY). This is mainly due to increase in liner revenue from higher volumes and increasing freight rates.

The Group's cost of sales increased by US$0.87 billion or 29% YoY to US$3.85 billion mainly due to higher costs associated with higher volumes and higher bunker costs.

Miscellaneous income declined by US$4 million or 52% YoY to US$4 million mainly due to lower gains on disposal of property, plant and equipment.

Administrative expenses increased by US$21 million or 7% YoY to US$307 million mainly due to higher personnel expenses.

Other operating expenses declined by US$5 million or 27% YoY to US$14 million mainly due to write-back of provision for litigation.

The Group recorded net profit attributable to shareholders of US$1 million in YTD 2010 compared to net loss of US$391 million in YTD 2009, mainly due to higher volume and increasing freight rates under the improved container trade environment.

Q2 2010 vs Q2 2009
NOL Group achieved revenue of US$2.12 billion (Q2 2009: US$1.39 billion), an increase of US$0.73 billion or 53% year-on-year (YoY), as the operating environment improved for all business segments. The increase in revenue is mainly due to the increase in liner revenue from higher volumes and increasing freight rates.

The Group's cost of sales increased by US$0.47 billion or 34% YoY to US$1.84 billion mainly due to higher costs associated with higher volumes and higher bunker costs.

Administrative expenses increased by US$13 million or 9% YoY to US$150 million mainly due to higher personnel expenses.

The Group recorded net profit attributable to shareholders of US$100 million in Q2 2010 compared to net loss of US$146 million in Q2 2009, mainly due to higher volume and increasing freight rates under the improved container trade environment.

Balance Sheet:
NOL Group's total assets increased by US$300 million from US$5.34 billion as at 25 December 2009 to US$5.64 billion as at 25 June 2010. The increase in total assets was mainly due to increase in trade and other receivables arising from higher revenue generated during YTD 2010.

The Group's total liabilities increased by US$382 million from US$2.50 billion as at 25 December 2009 to US$2.88 billion as at 25 June 2010. The increase in total liabilities was mainly due to increase in borrowings [see Note 1(b)(ii)] and deferred revenue as at YTD 2010. The increase in deferred revenue was due to higher revenue generated during YTD 2010.

The Group's total equity decreased by US$82 million from US$2.84 billion as at 25 December 2009 to US$2.76 billion as at 25 June 2010 mainly due to net decrease in other reserves arising from revaluation of derivative financial instruments.

Cashflow:
NOL Group's cash and cash equivalents increased by US$111 million from US$333 million as at 25 December 2009 to US$444 million as at 25 June 2010 mainly due to net cash inflow from financing activities of US$207 million, partially offset by net cash outflow from investing activities of US$79 million and net cash outflow from operations of US$17 million. Net cash inflow from financing activities was mainly due to additional proceeds of US$300 million from borrowings, partially offset by repayment of borrowings of US$89 million. Net cash outflow from investing activities was mainly due to purchase of property, plant and equipment.

		YTD 2010 US$'m	YTD 2009 US$'m	Q2 2010 US$'m	Q2 2009 US$'m
(a)	**Revenue**				
	Liner	3,699	2,537	1,866	1,211
	Logistics	578	436	282	195
	Others	4	4	2	2
	Elimination	(62)	(46)	(29)	(20)
	Total	**4,219**	**2,931**	**2,121**	**1,388**
(b)	**EBIT**				
	Liner	14	(370)	104	(137)
	Logistics	26	24	12	10
	Others	-	(4)	1	(2)
	Total	**40**	**(350)**	**117**	**(129)**

(c) **Analysis by Business Units**

(i) **Liner**

As previously announced, NOL is presenting the financial results of Container Shipping and Terminals as one business unit, namely Liner.

YTD 2010 vs YTD 2009
Liner achieved YTD 2010 revenue of US$3.7 billion, a year-on-year (YoY) increase of 46% mainly due to higher volumes transported and improved freight rate in most of the major trade lanes.

Volume rose by 39% YoY due to an increase in volume in all trade lanes, particularly Transpacific and Asia/Middle East routes.

Average revenue per FEU rose by 11% YoY to US$2,643 mainly due to improved rates in most of the major trade lanes, particularly Asia-Europe, and greater bunker recovery.

Liner returned to positive earnings by recording a positive EBIT of US$14 million in YTD 2010 mainly due to improved container trade environment and higher rates.

Q2 2010 vs Q2 2009
Liner achieved Q2 2010 revenue of US$1.9 billion, a year-on-year (YoY) increase of 54% mainly due to higher volumes transported and improved freight rate across all major trade lanes.

Volume rose by 32% YoY due to an increase in volume in all trade lanes, particularly Transpacific and Asia/Middle East routes.

Average revenue per FEU rose by 22% YoY to US$2,778 mainly due to improved rates in all the major trade lanes, particularly Asia-Europe, and greater bunker recovery.

Liner returned to positive earnings by recording a positive EBIT of US$104 million in Q2 2010 mainly due to improved container trade environment and higher rates.

LINER Q2 RESULTS 2010 and 2009
Unaudited

	YTD 2010	YTD 2009	Q2 2010	Q2 2009
Load Factors %				
Transpacific Eastbound	91%	77%	90%	77%
Asia-Europe Westbound	98%	98%	97%	100%
Transatlantic Westbound	94%	70%	97%	73%
Intra-Asia Westbound	94%	88%	95%	94%
Asia-Latin America/Mexico Eastbound	99%	80%	100%	92%
Headhaul	**94%**	**84%**	**94%**	**87%**
Volume ('000 FEU)				
Americas				
Transpacific	437	302	210	151
Latin America	94	77	45	38
	531	379	255	189
Europe				
Asia-Europe	208	168	104	84
Transatlantic	65	54	30	26
	273	222	134	110
Asia/Middle East				
Intra-Asia	543	369	257	190
Total Volume [4]	**1,347**	**970**	**646**	**489**
Operating Expenses (US$'m)				
Americas				
Transpacific	1,678	1,285	790	581
Latin America	343	275	162	130
	2,021	1,560	952	711
Europe				
Asia-Europe	609	512	305	232
Transatlantic	206	191	99	86
	815	703	404	318
Asia/Middle East				
Intra-Asia	849	644	406	319
Total Operating Expenses	**3,685**	**2,907**	**1,762**	**1,348**
Analysis of Expenses (US$'m)				
Operating Cost	3,322	2,555	1,587	1,181
General and Administrative	228	217	112	104
Depreciation and Amortisation	136	135	64	62
Others [5]	(1)	-	(1)	1
Total Operating Expenses	**3,685**	**2,907**	**1,762**	**1,348**

[4] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.
[5] Others consists of non-controlling interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) **Logistics**

YTD 2010 vs YTD 2009

Logistics achieved YTD 2010 revenue of US$578 million, a year-on-year (YoY) increase of 33% due to higher volumes across the various Logistics' services, coupled with improved freight rates in the forwarding business segment.

Contract Logistics achieved revenue of US$359 million, a YoY increase of 32% due to higher volumes across various business units, particularly in the rail and land transport business segment and business areas that service the automotive sector.

International Services achieved revenue of US$219 million, a YoY increase of 33% due to a combination of higher shipment volume and freight rates in the forwarding business segment.

Logistics achieved an EBIT of US$26 million for YTD 2010, an increase of $2 million or 8% YoY, mainly due to higher volumes and revenue, partially offset by higher general and administrative expenses.

Q2 2010 vs Q2 2009

Logistics achieved Q2 2010 revenue of US$282 million, a year-on-year (YoY) increase of 45% due to higher volumes across the various Logistics' services, coupled with improved freight rates in the forwarding business segment.

Contract Logistics achieved revenue of US$170 million, a YoY increase of 40% due to higher volumes across various business units, particularly in the rail and land transport business segment and business areas that service the automotive sector.

International Services achieved revenue of US$112 million, a YoY increase of 51% due to a combination of higher shipment volume and freight rates in the forwarding business segment.

Logistics achieved an EBIT of US$12 million for Q2 2010, an increase of $2 million or 20% YoY, mainly due to higher volumes and revenue, partially offset by higher general and administrative expenses.

LOGISTICS Q2 RESULTS 2010 and 2009
Unaudited
US$ millions

	YTD 2010	YTD 2009	Q2 2010	Q2 2009
BY REGION				
Revenue				
Americas	361	287	174	126
Europe	67	41	33	17
Asia/Middle East	150	108	75	52
Total Revenue	578	436	282	195
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	359	271	170	121
International Services	219	165	112	74
Total Revenue	578	436	282	195
Operating Expenses				
Contract Logistics Services	352	263	167	118
International Services	200	149	103	67
Total Operating Expenses	552	412	270	185
EBIT				
Contract Logistics Services	7	8	3	3
International Services	19	16	9	7
Total EBIT	26	24	12	10
Analysis of Expenses				
Operating Cost	468	340	229	152
General and Administrative	79	67	39	31
Depreciation and Amortisation	5	5	2	2
Total Operating Expenses	552	412	270	185

12. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

13. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

With further improvement anticipated in container shipping volume and rates, NOL Group expects significant improvement in third quarter profits. NOL will continue to emphasize cost efficiency, improved productivity and service delivery.

14. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

(c) **Date payable**

N.A.

(d) **Books closure date**

N.A.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

15. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	YTD 2010 US$'000	YTD 2009 US$'000	Q2 2010 US$'000	Q2 2009 US$'000
Transactions for the Purchase of Goods and Services				
PSA Corporation Limited and its associates	88,054	66,355	42,036	31,606
Sembcorp Marine Ltd and its associates	246	112	246	-
Singapore Petroleum Company Limited and its associates	-	6,709	-	1,125
Transactions for the Leasing-in of Assets				
Sembcorp Marine Ltd and its associates	1,568	1,485	728	695
Transactions for the Sale of Goods and Services				
Sembcorp Marine Ltd and its associates	-	246	-	86

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

LOOI LEE HWA AND WONG KIM WAH
Company Secretaries

Dated this 6 August 2010




RECEIVED
2010 AUG 10 A 8:44

PRESS RELEASE

NOL Group swings to US$100 million net profit in second quarter

Group revenue up 53%; shipping volume improves; Logistics revenue 45% higher

SINGAPORE, 6 August 2010 – Global container shipping and logistics group Neptune Orient Lines (NOL) today reported a net profit of US$100 million for the second quarter of 2010. That was up from a net loss of US$146 million in the second quarter of 2009.

The Group's Core EBIT (Earnings Before Interest and Taxes) for the quarter was US$114 million compared to a Core EBIT loss of US$131 million in the same quarter a year ago. Second quarter 2010 revenue increased 53% to US$2.1 billion.

"Continued strong container shipping volumes and improving freight rates have helped return us to profitability," said Group President and CEO Ronald D. Widdows. "The result for this latest quarter reflects significant progress as we turn around our performance from the economic downturn of 2009."

NOL reported Core EBIT (Earnings Before Interest and Taxes) of US$40 million for the first half of 2010, compared to a US$353 million Core EBIT loss a year ago. Revenue in the first half increased 44% to US$4.2 billion. Net profit for the first half of 2010 was US$1 million, compared to a net loss of US$391 million in the first half of 2009.

The Group said it will not pay an interim dividend to shareholders. However, the Group will consider a final dividend to be paid based on its current policy of paying an annual dividend of 20% of net profits after tax.

FINANCIAL PERFORMANCE

		1H10	1H09	Change %		2Q10	2Q09	Change %
Revenue (US$m)		4,219	2,931	44		2,121	1,388	53
Core EBIT (US$m)		40	(353)	nm		114	(131)	nm
Net profit/(loss) (US$m)		1	(391)	nm		100	(146)	nm



BUSINESS SEGMENTS

As previously announced, NOL is presenting the financial results of Container Shipping and Terminals as one business unit, namely Liner.

APL, NOL's Liner shipping business, reported first half 2010 revenue of US$3.7 billion, up 46% from US$2.5 billion a year ago. Volume in the first half increased 39% to 1.35 million FEUs (forty-foot equivalent units). Core EBIT for the first half was US$13 million, up from a Core EBIT loss of US$372 million a year ago.

"Vessels were effectively full during much of the first half of 2010 even though we reintroduced idled vessels to our network and added incremental capacity," said APL President Eng Aik Meng. "In the second half, we will continue to emphasize operational efficiency and service reliability to meet the needs of our customers."

APL Logistics, NOL Group's supply chain management business, reported Core EBIT of US$27 million in the first half of 2010, up 13% from 2009. Revenue increased 33% to US$578 million. The improvement was attributed primarily to increased volume across various business lines, higher rates in the freight forwarding business and growth in the auto logistics sector.

"We are particularly encouraged that average weekly revenue in the second quarter of 2010 was the highest it has been since late 2008," said APL Logistics President Jim McAdam.

OUTLOOK

With further improvement anticipated in container shipping volume and rates, NOL Group expects significant improvement in third quarter profits. NOL will continue to emphasize cost efficiency, improved productivity and service delivery.

1H10 OPERATING PERFORMANCE (vs 1H09)

Liner Shipping

- Revenue US$3.7 billion, up 46%
- Core EBIT US$13 million, compared to a loss of US$372 million previously
- Average revenue per FEU US$2,643, up 11%
- Volume 1.35 million FEUs, up 39%

SEC Exemption
No. 82-2605



Logistics

- Revenue US$578 million, up 33%
- Core EBIT US$27 million, up 13%
- Core EBIT Margin 4.7% compared to 5.5% previously

2Q10 OPERATING PERFORMANCE (vs 2Q09)

Liner Shipping

- Revenue US$1.9 billion, up 54%
- Core EBIT US$101 million, compared to a loss of US$138 million previously
- Average revenue per FEU US$2,778, up 22%
- Volume 646 thousand FEUs, up 32%

Logistics

- Revenue US$282 million, up 45%
- Core EBIT US$12 million, up 20%
- Core EBIT Margin 4.3% compared to 5.1% previously

Proforma accounts for Liner

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	FY2009	Q1 2010
Revenue (US$m)	1,326	1,211	1,345	1,736	5,618	1,833
Core EBIT (US$m)	(234)	(138)	(130)	(196)	(698)	(88)

Media inquiries

Mike Zampa
Telephone: (65) 6371 5022
Michael_zampa@nol.com.sg

Investor inquiries:

Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping and terminal services and intermodal operations supported by leading-edge IT and e-commerce. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

1H & 2Q 2010 Performance Review

6 August 2010



Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.





1. 1H & 2Q 2010 Financial Highlights



By Ron Widdows
Group President & CEO



1H & 2Q 2010 Key Highlights

Key Highlights

- **1H10 Financial Highlights**
  - Revenue of US$4.2 billion, a year-on-year increase of 44%
  - Core EBIT of US$40 million
  - Net profit break even
- **2Q10 Financial Highlights**
  - Revenue of US$2.1 billion, a year-on-year increase of 53%
  - Core EBIT of US$114 million
  - Net profit of US$100 million
- **Others**
  - Ordered 10 x 8,400 TEU vessels for delivery in 2013 and 2014
  - Signed letter of intent to purchase 2 x 10,700 TEU vessels
  - Established a Euro Medium-Term Note (MTN) program with the ability to raise US$1.5 billion

Group Financials


Revenue (US$m)
2,931
4,219
1,388
2,121
1H09
1H10
2Q09
2Q10
Net profit/(loss) (US$m)
(391)
1
(146)
100
1H09
1H10
2Q09
2Q10



Group Revenue, Core EBIT and Core EBIT Margin Trend

Improved container trade environment resulted in the Group returning to profitability in 2Q 2010.


Revenue (US$M)
Core EBIT (US$M)
Revenue (US$m) (LHS)
Core EBIT (US$m) (RHS)
2,400
1,600
800
0
600
400
200
0
-200
-400
1,543
1,388
1,564
2,021
2,098
2,121
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
-222
-131
-115
-183
-74
114
Core EBIT Margin (%)
-14.4
-9.4
-7.4
-9.1
-3.5
5.4

Note: 1Q and 4Q figures consist of 14 weeks. 2Q and 3Q consists of 12 weeks.

NOL

Volume and Rev/FEU Trend

Continued freight rate improvement since 4Q 2009 has been the key driver of the Group's return to profitability.


Average Weekly Volume ('000 FEUs)
Rev/FEU (US$)
+32%
+22%
60
50
40
30
20
10
0
3,500
3,000
2,500
2,000
1,500
34
41
49
52
50
54
2,474
2,277
2,219
2,222
2,519
2,778
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
Volume (LHS)
Rev/FEU (RHS)


NOL

Group Financial Highlights

US$m	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Revenue	**4,219**	2,931	44	**2,121**	1,388	53
Core EBIT	**40**	(353)	nm	**114**	(131)	nm
• Non-recurring items	-	3	(100)	3	2	50
EBIT	**40**	(350)	nm	**117**	(129)	nm
Net profit / (loss)	**1**	(391)	nm	**100**	(146)	nm
Basic EPS (US cents)	**0.05**	(23.98)*	nm	**3.87**	(8.97)*	nm

* Restated for effects of the Rights Issue.


NOL

Group Core EBIT Breakdown

US$m	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Liner	**13**	(372)	nm	**101**	(138)	nm
Logistics	**27**	24	13	**12**	10	20
Others	**-**	(5)	(100)	**1**	(3)	nm
Total Core EBIT	**40**	**(353)**	**nm**	**114**	**(131)**	**nm**


NOL

1H & 2Q 2010 Summary

- Improvement in freight rates on key trade lanes has contributed to a return to profitability for the Group.
- Volume continue to strengthen into the peak season.
- Implementation of slow steaming has helped to reduce fuel consumption costs.
- Full deployment of vessels to meet the demand for our services.
- Logistics continue to provide positive earnings to the Group.



2. 1H & 2Q 2010 Financial Performance



By Cedric Foo
Group Deputy President & CFO



Group Financial Highlights

US$m	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Revenue	**4,219**	2,931	44	**2,121**	1,388	53
Core EBITDA	**182**	(210)	nm	**180**	(65)	nm
• Depreciation & Amortisation	(142)	(143)	(1)	(66)	(66)	-
Core EBIT	**40**	(353)	nm	**114**	(131)	nm
• Non-recurring items	-	3	(100)	3	2	50
EBIT	**40**	(350)	nm	**117**	(129)	nm
• Gross Interest Expense	(17)	(24)	(29)	(8)	(12)	(33)
• Tax	(22)	(17)	29	(9)	(5)	80
Net profit / (loss) to equity holders	**1**	(391)	nm	**100**	(146)	nm



Group Revenue Breakdown

US$m	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Liner	**3,699**	2,537	46	**1,866**	1,211	54
Logistics	**578**	436	33	**282**	195	45
Elimination/Others	**(58)**	(42)	38	**(27)**	(18)	50
Total Revenue	**4,219**	**2,931**	**44**	**2,121**	**1,388**	**53**

14% (Logistics)

86% (Liner)

1H10 Revenue by business segment is stated before inter-segment elimination.



Group Core EBIT Breakdown

US$m	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Liner	**13**	(372)	nm	**101**	(138)	nm
Logistics	**27**	24	13	**12**	10	20
Others	**-**	(5)	(100)	**1**	(3)	nm
Total Core EBIT	**40**	**(353)**	**nm**	**114**	**(131)**	**nm**



Non-Recurring Items

US$m	1H10	1H09	2Q10	2Q09
1. Gain from asset disposals	**1**	4	**1**	1
2. Others	**(1)**	(1)	**2**	1
Total	**-**	3	**3**	2



Balance Sheet Highlights

US$m	25 Jun '10	25 Dec '09
Total Assets	5,641	5,340
Total Liabilities	2,882	2,500
Total Equity	2,759	2,840
Total Debt	1,151	940
Total Cash	444	333
Net Debt	707	607
Gearing (Gross)	0.42 x	0.33 x
Gearing (Net)	0.26 x	0.21 x
NAV per share (US$)	1.05	1.08
(S$)	1.46	1.53


NOL

Cash Flow Highlights

US$m	1H10	1H09
Cash & Cash Equivalents - Beginning	**333**	**429**
Cash (Outflow)/Inflow		
Operating Activities	(17)	(249)
Investing/Capex Activities	(79)	(11)
Financing Activities	207	416
Cash & Cash Equivalents – Closing	**444**	**585**


NOL

Capital Expenditure

US$m	1H10 Actual	FY09 Actual
1. Vessels	34	8
2. Equipment / Facilities	7	22
3. Drydock	25	13
4. IT	17	39
5. Others	4	11
Total	87	93


NOL

1H & 2Q 2010 Financial Performance Summary

- **Swung to profitability.**
- **Healthy balance sheet.**
- **Established a Euro Medium-Term Note (MTN) program with the ability to raise US$1.5 billion.**
- **The Group will not pay an interim dividend to shareholders. However, the Group will consider a final dividend to be paid based on the Group's policy of paying an annual dividend of 20% of net profits after tax.**


NOL


3. Liner

By Eng Aik Meng
President, APL


NOL

Liner 1H & 2Q 2010 Highlights

- Liner achieved 1H 2010 revenue of US$3.7 billion, a year-on-year (YoY) increase of 46% mainly due to higher volumes transported and improved freight rate in most of the major trade lanes.
  - Volume rose by 39% YoY due to a increase in volume in all trade lanes, particularly Transpacific and Asia/Middle East routes.
  - Average revenue per FEU rose by 11% YoY to US$2,643 mainly due to improved rates in most of the major trade lanes, particularly Asia-Europe, and greater bunker recovery.
  - 2Q 2010 achieved utilisation rate of 94%.
- Liner returned to positive earnings by recording a Core EBIT of US$13 million in 1H 2010 mainly due to improved container trade environment and higher rates.


NOL

Liner Profit & Loss Summary

US$m	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Revenue	**3,699**	2,537	46	**1,866**	1,211	54
Core EBITDA	**149**	**(237)**	nm	**165**	(76)	nm
• Depreciation & Amortisation	(136)	(135)	1	(64)	(62)	3
Core EBIT	**13**	(372)	nm	**101**	(138)	nm
• Non-recurring items	1	2	(50)	3	1	200
EBIT	**14**	(370)	nm	**104**	(137)	nm
Core EBIT Margin (%)	**0.4**	(14.7)		**5.4**	(11.4)	



Liner Volume Growth

'000 FEUs	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Americas	**531**	**379**	**40**	**255**	**189**	**35**
Transpacific	437	302	45	210	151	39
Latin America	94	77	22	45	38	18
Europe	**273**	**222**	**23**	**134**	**110**	**22**
Asia-Europe	208	168	24	104	84	24
Transatlantic	65	54	20	30	26	15
Asia/Middle East	**543**	**369**	**47**	**257**	**190**	**35**
Total	**1,347**	**970**	**39**	**646**	**489**	**32**

Note: Based on point of sailing and inclusive of headhaul and backhaul trade.

Liner : Volume Mix

- Intra-Asia and Transpacific trade mix grows in proportion due to greater demand for Liners' services in those trade lanes.
- Trade volume mix continues to be managed to maximise yields.


40% (Asia/Middle East)
8% (Latin America)
32% (Transpacific)
15% (Asia-Europe)
5% (Transatlantic)

1H10 Volume breakdown

38% (Asia/Middle East)
8% (Latin America)
31% (Transpacific)
17% (Asia-Europe)
6% (Transatlantic)

1H09 Volume breakdown


NOL

Liner Average Revenue/FEU

US$/FEU	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Americas	3,534	3,515	1	3,745	3,288	14
Europe	3,073	2,032	51	3,201	1,959	63
Asia/Middle East	1,555	1,408	10	1,598	1,449	10
Total	**2,643**	**2,375**	**11**	**2,778**	**2,277**	**22**

Note: Based on point of sailing and inclusive of headhaul and backhaul trade.


NOL

Volume and Average Revenue/FEU Trend

Recovery in freight rates since the beginning of the year has brought Liner back to positive earnings.


Average Period Volume (RHS)
Average Revenue per FEU (LHS)
US$/FEU
'000 FEU/ week
3,200
3,000
2,800
2,600
2,400
2,200
2,000
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
2Q09 Average Revenue/FEU US$2,277
2Q10 Average Revenue/FEU US$2,778
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12
2007
2008
2009
2010
Period

Notes:
1) Average Period volumes are normalised based on number of weeks in the period
2) Average revenue per FEU is based on point of sailing and inclusive of headhaul and backhaul trade.

Liner Network Capacity & Utilisation

Improve container trade dynamics and higher volumes has brought about improved utilisation rates. Network capacity continue to be managed to optimise utilisation rates and yield.


Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
98% 98% 99% 93% 95% 90% 90% 83% 80% 87% 93% 93% 93% 94%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2007
2008
2009
2010

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

Nominal Capacity Trend

Our chartered commitments have resulted in continued growth in our nominal capacity.


Nominal Capacity
('000 TEUs)
+6%
600
500
400
300
200
26-Jun-09
18-Sep-09
25-Dec-09
2-Apr-10
25-Jun-10

Note: Nominal Capacity is as at quarter-end dates and consists of operating, idled/dry-dock/transition and chartered-out capacity for linehaul and feeder services.

NOL

Liner : Americas

	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Total Volumes ('000 FEUs)	**531**	**379**	**40**	**255**	**189**	**35**
• Transpacific	437	302	45	210	151	39
• Latin America	94	77	22	45	38	18
Average Revenue (US$/FEU)	**3,534**	**3,515**	**1**	**3,745**	**3,288**	**14**

- **Transpacific :** Improvement in global trade, some re-stocking and greater demand for our services resulted in significant year-on-year improvement in Transpacific volumes. Recent freight rates increase is due to improved contracts rates taking effect in May/June 2010.
- **Latin America :** Latin America trade volumes grew on a year-on-year basis as a result of improvement in global trade and greater demand for imports in Latin America.



Liner : Europe

	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Total Volumes ('000 FEUs)	**273**	**222**	**23**	**134**	**110**	**22**
• Asia-Europe	208	168	24	104	84	24
• Transatlantic	65	54	20	30	26	15
Average Revenue (US$/FEU)	**3,073**	**2,032**	**51**	**3,201**	**1,959**	**63**

- **Asia-Europe :** Recovery in global trade resulted in growth in volumes in the Asia-Europe trade. The improvement in demand and rising utilisation rates resulted in significant improvement in freight rates.
- **Transatlantic :** The Transatlantic route experience growth in volumes, consistent with the improvement in global trade.



Liner : Asia/Middle East

	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Total Volumes ('000 FEUs)	**543**	**369**	**47**	**257**	**190**	**35**
Average Revenue (US$/FEU)	**1,555**	**1,408**	**10**	**1,598**	**1,449**	**10**

- **Asia/Middle East:** Asia/Middle East volumes grew by 47% year-on-year due to growth in the Intra-Asia Short-sea trade and improved volumes on the Long-haul trade.

  Average Rev/FEU rose by 10% due to greater bunker recovery and improved core rates on the Long-haul trade.



Liner Trade Imbalance

Imbalance remain consistent as improved headhaul trade was accompanied by growth in backhaul trade.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2008	2009	1H09	1H10
• Transpacific	7	7	8	7
• Asia-Europe	7	8	8	8
• Transatlantic	10	10	9	9


NOL

Terminal Volume and Utilisation

Growth in container volumes have resulted in improved terminal throughput and higher utilisation.

Volume (Lifts '000)	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Americas	608	390	56	308	184	67
Asia/Middle East	599	433	38	292	210	39
Total	**1,207**	**823**	**47**	**600**	**394**	**52**
Utilisation (%)	**78**	**53**		**84**	**55**	


NOL

Vessel Commitments

Recent newbuilding orders increased the new vessel commitments from 19 to 29 (owned and chartered), to be delivered from 2010 onwards. Vessel commitments in 2010 have all been delivered.


TEUs
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
< 5,000 TEU
5,000 - 6,999 TEU
7,000 - 10,000 TEU
> 10,000 TEU
Number of vessels
9
0
10
10
2010
2011
2012
2013 and beyond

Note: Approximately 150,000 TEUs of nominal capacity have charter expiry dates between 2011 and 2013.



Liner 1H & 2Q 2010 Summary

- **Improvement in container shipping environment and rates have resulted in a return to positive earnings.**
- **Volume improvement has brought about better utilisation across all Liner assets under management.**
- **Recent conclusion of Transpacific contracts at higher levels helped return Liner to positive earnings in 2Q 2010.**
- **Slow steaming across the network to manage costs and lower emissions.**
- **Continue to maintain focus on operational efficiency and cost management to drive cost savings.**



4. Logistics



By Jim McAdam
President, APL Logistics



Logistics 1H & 2Q 2010 Highlights

- Logistics achieved 1H 2010 revenue of US$578 million, a year-on-year (YoY) increase of 33% due to higher volumes across the various Logistics' services, coupled with improved freight rates in the forwarding business segment.
  - Contract Logistics achieved revenue of US$359 million, a YoY increase of 32% due to higher volumes across various business units, particularly in the rail and land transport business segment and business areas that service the automotive sector.
  - International Services achieved revenue of US$219 million, a YoY increase of 33% due to a combination of higher shipment volume and freight rates in the forwarding business segment.
- Logistics achieved a Core EBIT of US$27 million for 1H 2010, an increase of US$3 million or 13% YoY, mainly due to higher volumes and revenue and partially offset by higher general and administrative expenses.



Logistics Profit & Loss Summary

US$m	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Revenue	**578**	436	33	**282**	195	45
Core EBITDA	**32**	29	10	**14**	12	17
• Depreciation & Amortisation	(5)	(5)	-	(2)	(2)	-
Core EBIT	**27**	24	13	**12**	10	20
• Non-recurring items	(1)	-	nm	-	-	-
EBIT	**26**	24	8	**12**	10	20
Core EBIT Margin (%)	**4.7**	5.5		**4.3**	5.1	


NOL

Performance Breakdown

Business Segment (US$m)	1H10	1H09	% ▲	2Q10	2Q09	% ▲
Revenue	**578**	**436**	**33**	**282**	**195**	**45**
• Contract Logistics	359	271	32	170	121	40
• International Services	219	165	33	112	74	51
Core EBIT	**27**	**24**	**13**	**12**	**10**	**20**
• Contract Logistics	8	8	-	3	3	-
• International Services	19	16	19	9	7	29
Core EBIT Margin (%)	**4.7**	**5.5**		**4.3**	**5.1**	
• Contract Logistics (%)	2.2	3.0		1.8	2.5	
• International Services (%)	8.7	9.7		8.0	9.5	


NOL

Logistics Revenue and Core EBIT Margin Trend

The stability in positive earnings is built upon flexibility in the business to adjust the cost platform for changing market dynamics and enhancing further growth.


Weekly Revenue
(US$m)
Core EBIT
Margin (%)
Weekly Revenue (US$m) (LHS)
Core EBIT Margin (%) (RHS)
30
25
20
15
10
5
0
20%
15%
10%
5%
0%
4.7%
4.1%
5.7%
4.9%
5.8%
5.1%
7.3%
4.2%
5.1%
4.3%
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Note: 1Q and 4Q figures consist of 14 weeks. 2Q and 3Q consists of 12 weeks.

NOL

Logistics' Revenue Trend – By Region

Asia/Middle East continue to grow its revenue contribution as greater service offerings are introduced while Europe revenue benefited from higher freight rates and volume in the forwarding business.


26% (Asia/Middle East)
$160
62% (Americas)
$67
$361
12% (Europe)

1H10 Revenue Breakdown – by Region (US$m)


25% (Asia/Middle East)
$108
66% (Americas)
$41
$287
9% (Europe)

1H09 Revenue Breakdown – by Region (US$m)



Logistics' Revenue Trend – By Customer Segment

The recovery in the automotive sector and trucking related services and retail consumption since 2H09 has resulted in significant growth in revenue from those customer segments.


5% (Electronics/Hi tech)
15% (Others)
35% (Auto/Industrial)
15% (Consumer)
30% (Retail)



1H10 Revenue Breakdown – by Customer Segment


5% (Electronics/Hi tech)
16% (Others)
29% (Auto/Industrial)
26% (Consumer)
24% (Retail)

1H09 Revenue Breakdown – by Customer Segment



Logistics 1H & 2Q 2010 Summary

- **Improvement in global trade has resulted in higher volumes across most segments of the business.**
- **Business that service the automotive sector continue to remain buoyant.**
- **Growth in land transportation services in Asia strengthens our International and Contract Logistics presence in the region.**
- **Continued expansion into the US domestic intermodal segment.**



5. Group Outlook



Group Outlook

With further improvement anticipated in container shipping volume and rates, NOL Group expects a significant improvement in third quarter profits. NOL will continue to emphasize cost containment, improved productivity and strong yield management.





Appendix



Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging its bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Canadian Dollar, Singapore Dollar, Japanese Yen and Chinese Renminbi.
- The Group maintains a policy of hedging its foreign exchange exposures.




SEC Exemption
No. 82-2605

Proforma Liner Results


NOL

Proforma Liner Historical Results

US$m	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Revenue	**1,326**	**1,211**	**1,345**	**1,736**	**1,833**	**1,866**
Core EBIT	**(234)**	**(138)**	**(130)**	**(196)**	**(88)**	**101**
• Non-recurring items	1	1	(4)	(7)	(2)	3
EBIT	**(233)**	**(137)**	**(134)**	**(203)**	**(90)**	**104**

Note: The proforma information on Liner has been prepared as if the Container Shipping and Terminals units of the Group operates as a single business.


NOL

End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration
number : 196800632D
Website: www.nol.com.sg


NOL